EXHIBIT 12.1

R.J. REYNOLDS TOBACCO HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES/DEFICIENCY IN THE
COVERAGE OF FIXED CHARGES BY EARNINGS BEFORE FIXED CHARGES
(Dollars in Millions)
(Unaudited)

	For the
	Six Months
	Ended	For the Years Ended December 31,
	June 30,
	2004	2003	2002	2001	2000

Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$450	$(3,918)	$683	$892	$748
Addback (deduct): Loss (income) on equity investment	(2)	5	—	—	—

	448	(3,913)	683	892	748
Interest and debt expense	41	111	147	150	168
Interest portion of rental expense	5	12	15	14	15

Earnings (loss) before fixed charges	$494	$(3,790)	$845	$1,056	$931

Fixed charges:
Interest and debt expense	$41	$111	$147	$150	$168
Interest portion of rental expense	5	12	15	14	15

Total fixed charges	$46	$123	$162	$164	$183

Ratio of earnings to fixed charges	10.7	—	5.2	6.4	5.1

Deficiency in the coverage of fixed charges by earnings before fixed charges	$—	$(3,913)	$—	$—	$—